Exhibit 99.1

Genetic Technologies

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of Genetic Technologies Limited A.C.N. 009 212 328 will be held at:

10.00 am on Wednesday, 24 November 2010 at

‘Treetops’

Melbourne Museum,

11 Nicholson Street,

Carlton, Victoria 3053

Australia

Genetic Technologies Limited

A.C.N. 009 212 328

BUSINESS

1.              CONSIDERATION OF FINANCIAL STATEMENTS

To receive and consider the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2010.

2.              RE-ELECTION OF MR. TOMMASO BONVINO

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“To re-elect Mr. Tommaso Bonvino who was appointed to the Board as a casual vacancy on 25 November 2009 and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election as a Director.”

3.              APPROVAL OF PREVIOUS ISSUES OF SHARES

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the shareholders of the Company approve and ratify the previous issues of a total of 29,960,351 fully paid ordinary shares in the capital of the Company on the basis set out in the Explanatory Notes.”

4.              REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the Remuneration Report section of the Directors’ Report for the Company for the year ended 30 June 2010 be adopted.”

Dated this 12th day of October 2010

By order of the Board

THOMAS G. HOWITT
Company Secretary

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that shares will be taken to be held by the persons registered as holders at 7.00 pm on Monday, 22 November 2010. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held on Wednesday, 24 November 2010. Each of the Directors supports each resolution and recommends that shareholders vote in favour of them.

1.              CONSIDERATION OF FINANCIAL STATEMENTS

Please refer to the Company’s 2010 Annual Report.

2.              RE-ELECTION OF MR. TOMMASO BONVINO

Mr. Bonvino, 49, was appointed as a casual vacancy after the last Annual General Meeting and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election.

Mr. Bonvino was appointed to the Board on 25 November 2009 and also serves as a member of the Company’s Corporate Governance Committee. He has over 27 years experience in consumer marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia. He has established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors. Mr. Bonvino is also currently a non-executive Director of the Melbourne Recital Centre, a Fellow of the Australian Institute of Company Directors and was the former Managing Director and Chief Executive Officer of IM Medical Ltd., an ASX-listed company committed to the use of innovative technology to promote health and well being.

3.              APPROVAL OF PREVIOUS ISSUES OF SHARES

The ASX Listing Rules restrict the number of securities which a listed company may issue in any 12 month period without the approval of shareholders to 15 percent of the number of securities on issue at the start of the period subject to certain adjustments and permitted exceptions. This resolution seeks shareholder approval to the previous issues of shares in the Company for the purposes of Listing Rule 7.4. The purpose of seeking shareholder approval of the issues of shares in this resolution is to ensure that the previous issues of shares do not reduce the Company’s placement capacity under the Listing Rules.

As announced to ASX on 14 April 2010, the Company had issued by way of private placement a total of 29,960,351 ordinary shares in the Company. The placement involved the issue of 16,764,318 ordinary shares to JEB Partners, L.P. and 11,176,212 ordinary shares to James Edward Besser at a price of $0.039 each, which raised a total of $1,089,681 in cash, before the payment of associated expenses. The remaining 2,019,821 ordinary shares, which were issued at a price of $0.040 each, were issued to Perlegen Sciences Inc. (“Perlegen”) as partial consideration for the acquisition of various assets, primarily the BREVAGenTM breast cancer risk assessment test. The majority of the cash raised from the issue of the above shares was used by the Company to pay the balance of the purchase price to acquire the assets from Perlegen.

The Company will disregard any votes cast on this Resolution by or on behalf of any person who participated in the issues of shares and an associate of any such person when determining the result of the resolution, except where the vote is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the Chairman as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

4.              REMUNERATION REPORT

Under the Corporations Act 2001, listed entities are required to put to the vote a resolution that the Remuneration Report section of the Directors’ Report be adopted. This Remuneration Report can be found on pages 33 to 39 of the Company’s 2010 Annual Report. It sets out a range of matters relating to the remuneration of Directors, the Company Secretary and Senior Executives of the Company. A vote on this resolution is advisory only and does not bind the Directors or the Company. A copy of the Company’s 2010 Annual Report can be found on its website at www.gtglabs.com.